MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

488 MADISON AVENUE

NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN
JOSEPH J. TOMASEK

August 13, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Christina Aberg, Staff Attorney

Re:	Jobbot, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 16, 2015 File No. 333-199833

Dear Sir/Madam:

We represent Jobbot, Inc. (the “Company”). We are replying upon the Company’s behalf to the comment letter dated April 17, 2015. We have set forth below your comments and our responses to each immediately after.

General

1. We note your response to comment 2 of our letter. We understand that the selling stockholders are selling the shares personally and not for the benefit of the Company. Our comment was directed at whether the offering may be viewed as an indirect primary offering, within the framework of Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09, available on our website at http://www.sec.gov/divisions/corpfin/guidance/ securitiesactrules-interps.htm. In addition, since you issued this stock when you were a “shell company” as defined by Rule 405 of the Securities Act, it appears that the selling shareholders would be considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. See SEC Release 33-8869 (2007). Because the selling shareholders would be deemed to be underwriters on behalf of the issuer, the offering price of the shares being sold should be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and other sections in the prospectus as applicable.

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The first paragraph of the Preliminary Prospectus on page iii has been revised to state the following: “This prospectus relates to the resale of 1,545,000 shares of common stock, par value $0.0001, of Jobbot, Inc., which are issued and outstanding and held by persons who are shareholders of Jobbot, Inc. We are registering the shares on behalf of the Selling Stockholders. Because we are a “shell company”, the Selling Security Holders are considered underwriters within the meaning of Section 2(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).”

The following has been added to the fourth paragraph of the Preliminary Prospectus on page iii: “We are, as defined in Rule 12b-2 under the Exchange Act, a “shell company,” defined as a company with no or nominal assets (other than cash) and no or nominal operations. As such, pursuant to Rule 144(i) promulgated under the Securities Act, our shares will not be able to be sold pursuant to Rule 144 until we cease to be considered a shell company and twelve months have elapsed from the date we have filed adequate information (Form 10 information) with the SEC disclosing that we are no longer a shell company. We intend to comply with the periodic reporting requirements of the Exchange Act for as long as we are subject to those requirements.”

The following sentence has been added to the fourth paragraph, under Corporate Background in the Prospectus Summary on page 1: “Because we are a “shell company”, the Selling Security Holders are considered underwriters within the meaning of Section 2(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).”

Under The Offering, on page 1, the offering price has been revised to state, “The offering of the shares by the Selling Stockholders in this prospectus is deemed to be an indirect primary offering by our Company through the Selling Stockholders as underwriters. Accordingly, the offering price of the shares must be fixed for the duration of the offering. The offering price has been fixed at $0.02 per share. Refer to “Plan of Distribution”.”

Under Selling Security Holders, on page 13, the following sentence has been added to the first paragraph: “We are a “shell company”, and accordingly, the Selling Security Holders are considered underwriters within the meaning of Section 2(11) of the Securities Act.”

The last paragraph on page 15, Plan of Distribution, has been revised accordingly to indicate that the selling security holders “are” deemed to be underwriters, instead of “may.”

Risk Factors, page 9

2. We note your new disclosure on page 9 under “If we are unable to generate revenue we may not be able to continue as a going concern.” Please revise this risk factor to specifically reference your auditor’s opinion that there is substantial doubt about you ability to continue as a going concern, per page F-2.

Risk Factor #17, on page 9, has been revised to state the following: “Our independent registered public accounting firm has issued a qualified opinion with an explanatory paragraph to the effect that there is substantial doubt about our ability to continue as a going concern. We have not generated any revenue from operations to date. The Company has had no revenues and has an accumulated deficit which raises substantial doubt about the Company's ability to continue as a going concern. See “Report of Independent Registered Accounting Firm” on page F-2 of “Financial Statements” included herewith.”

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Selling Security Holders, page 13

3. Please revise the second paragraph to explain the concept of investment power within the framework of Exchange Act Rule 13d-3. As drafted you characterize “investment power” as the power to vote or direct the voting of a security, rather than the power to dispose, or direct the disposition of, a security.

Under “Selling Security Holders” on page 13, the Amended S-1 Form has been revised to state the following: “Beneficial ownership is determined in accordance with Securities and Exchange Commission rules. Pursuant to these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose, or direct the disposition of, the security…”

4. Please confirm that “Lawrence A. Paduano” and “Larry Paduano” are two distinct security holders. In the alternative, if these security holders are the same person, please aggregate his holdings on a single line.

The Company confirms that Lawrence A. Paduano and Larry Paduano are the same person. The Company has consolidated his holdings into a single line in the list of selling security holders on page 14, under the name “Larry Paduano.”

5. We note your disclosure under “Recent Sales of Unregistered Securities” to the effect that you sold 610,000 shares of common stock to 19 investors, including 50,000 to Robert Denn, in June 2014. Please reconcile this information with the information set forth in the Selling Security Holders table on page 14, which includes 26 security holders other than Messrs. Denn, Cagno, Paduano and Giordano (who received their shares in separate issuances described under “Recent Sales of Unregistered Securities”) and an aggregate of 1,005,000 shares owned by persons other than Messrs. Denn, Cagno, Paduano and Giordano (including the 50,000 shares issued to Mr. Denn as part of the June 2014 private placement). Refer to Item 701 of Regulation S-K.

Under “Recent Sales of Unregistered Securities” on page 30, the Amended Form S-1 has been revised to include the following paragraph: “In December 2013, the Company sold a total of 395,000 shares of its common stock at a price of $0.01 per share, or a total of $3,950, to 8 investors, including 10,000 shares to Larry Paduano, in a fully subscribed private placement made pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation D.”

The 395,000 shares sold in December 2013 and the 610,000 shares sold in June 2014 aggregate 1,005,000 shares owned by Messrs. Denn, Cagno, Paduano and Giordano, which includes the 50,000 shares purchased by Mr. Denn in June 2014 and 10,000 shares purchased by Mr. Paduano in December 2013.

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The Company added a paragraph which reconciles the information set forth in the list of Selling Security Holders on page 14. In December 2013, a total of 395,000 shares were issued to eight (8) investors, and in June 2014, 560,000 shares were issued to eighteen (18) investors and 50,000 shares were issued to Robert Denn. This results in a total of 27 security holders and an aggregate of 1,005,000 shares. The remaining two security holders, Larry Cagno and Patrick Giordano, increase the total number of selling shareholders to 29.

6. We note your response to comment 7 of our letter and the inclusion of “Terms and Conditions of Agreement with Simply Hired” as exhibit 10.2 to the registration statement. We further note that on page 20 and elsewhere you state that you have entered into “a non-exclusive agreement with Simply Hired Inc.” Please clarify whether you have an executed contract with Simply Hired. If so, please file the agreement with Simply hired with your next amendment. Alternatively, please clarify your disclosure regarding the nature of your relationship and agreement with Simply Hired.

Although the Company does not have an executed contract with Simply Hired, Inc. (“Simply Hired”), the Company has entered into an enforceable non-exclusive agreement online with Simply Hired, whereby the Company is bound by the terms set forth in Simply Hired’s Terms of Service (the “Terms of Service”). In order to access and utilize Simply Hired’s “Simply Partner Platform”, the Company is required to accept and adhere to the Terms of Service, a copy of which we have previously submitted as Exhibit 10.2.

A hard copy of an executed contract is not available. Therefore, under “Material Contracts” on page 20, the amended Form S-1 has been revised to state the following:

“We have entered into a non-exclusive agreement with Simply Hired Inc. by accepting its Terms of Service on its website, a copy of which is attached as Exhibit 10.2 to the Registration Statement of which this Prospectus is a part. Such agreement allows us to utilize the Simply Partner Platform (the “Platform”) which enables us to access and display on www.jobbot.biz employment opportunities which have been posted to Simply Hired. In addition, Simply Hired will provide the services necessary to collect fees with respect to paid job listings.”

If you have any questions please contact the undersigned.

Respectfully Submitted,

Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

APF/ llk

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